Exhibit 99.2

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SETTLEMENT AGREEMENT AND MUTUAL RELEASE

This Settlement Agreement and Mutual Release ("Settlement Agreement") is effective March 2, 2020.

BETWEEN:

VILLAGE FARMS INTERNATIONAL, INC.

("Village Farms")

EMERALD HEALTH THERAPEUTICS INC.

("EHT")

EMERALD HEALTH THERAPEUTICS CANADA INC.

("Emerald Canada")

– and –

PURE SUNFARMS CORP.

("Pure")

(each individually a "Party", and collectively, the "Parties")

WHEREAS:

A.	The Parties are each party to a shareholders' agreement in respect of the governance of Pure dated June 6, 2017 and amended as of March 29, 2019 (the "Shareholders' Agreement");

B.	Village Farms, Village Farms Canada Limited Partnership, Pure and Emerald Canada are party to the Delta 2 – Option to Lease Agreement dated June 6, 2017 and amended as of March 29, 2019 (the "D2 Option Agreement");

C.	Pure, Village Farms and Emerald Canada are party to a shareholder loan agreement in respect of amounts loaned to Pure by Village Farms and Emerald Canada dated July 5, 2018 and amended as of August 27, 2018, October 1, 2018, and November 7, 2018 (the "Shareholder Loan Agreement");

D.	The loan amounts Pure currently owes under the Shareholder Loan Agreement are $13,000,000 to Village Farms and $13,000,000 to Emerald Canada, both plus interest at the rate specified in the Shareholder Loan Agreement;

E.	Emerald Canada and Pure are party to a supply agreement dated December 21, 2018 (the "2018 Supply Agreement") and a second supply agreement dated March 29, 2019 (the "2019 Supply Agreement");

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F.	Emerald Canada, Village Farms, Pure and Torys LLP were party to an escrow agreement dated March 29, 2019 (the "Escrow Agreement") under which Torys LLP resigned its trust effective as of January 31, 2020 in accordance with section 5.2 of the Escrow Agreement;

G.	Emerald Canada, Village Farms, Pure and Computershare Trust Company of Canada (“Computershare” or the “Escrow Agent”) are party to an agreement dated as of January 31, 2020 under which the parties appointed Computershare successor to Torys LLP, as escrow agent under the Escrow Agreement, on amended terms as set forth in such agreement (the “Assumption Agreement”);

H.	A dispute has arisen as to whether Emerald Canada was obliged to make a payment to Pure of $5,940,000 in November 2019 under the D2 Option Agreement in cash, or whether it could instead satisfy that obligation by way of set-off of a portion of Pure's obligation to Emerald Canada under the Shareholder Loan Agreement, and whether as a result of Emerald Canada's failure to make the payment in cash Village Farms is entitled under the D2 Option Agreement and the Escrow Agreement to have 5,940,000 shares of Pure held in escrow by the Escrow Agent (the “Disputed Shares”) surrendered for cancellation (the "D2 Payment Dispute");

I.	Pursuant to a dispute notice issued on November 20, 2019, the D2 Payment Dispute has been submitted to arbitration under the Arbitration Act (Ontario) before a tribunal composed of The Hon. Ed Chiasson, Bill Horton and Angus Gunn (the "Arbitration");

J.	A second dispute has arisen in respect of whether Emerald Canada is obliged to make various payments to Pure under the 2018 Supply Agreement (the "Product Dispute"), which dispute has not yet progressed to litigation or arbitration;

K.	[Redacted: Commercially Sensitive Information]; and

L.	The Parties wish to settle the D2 Payment Dispute, the Arbitration, the Product Dispute [Redacted: Commercially Sensitive Information] (collectively, the “Disputes”).

NOW THEREFORE in consideration of the covenants and other terms set forth in this Settlement Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

Settlement Mechanics

1.	The Parties agree that, upon the date of delivery of the documents set out in Section 2 (the “Settlement Date”), the Parties shall settle and resolve the Disputes as follows:

(a)	all outstanding and future liabilities of Emerald Canada under the 2018 Supply Agreement will be extinguished effective as of December 31, 2019 in return for:

(i)	Emerald Canada forfeiting, and waiving repayment by Pure of, all amounts due and owing to Emerald Canada from Pure pursuant to the Shareholder Loan Agreement (including accrued and unpaid interest to December 31, 2019) and returning any promissory notes issued to Emerald Canada under the Shareholder Loan Agreement (collectively, the “Emerald Shareholder Loan Promissory Note”) to Pure for cancellation. Emerald Canada will also acknowledge that the entirety of the forfeited amounts was for the settlement purposes of the Product Dispute; and

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(ii)	the issuance by Emerald Canada to Pure on the Settlement Date of a promissory note (the "Note") in the principal amount of $952,237, which Note will bear simple interest at a rate of 6.2% per annum and will mature on the earlier of (A) December 31, 2020; (B) [Redacted: Commercially Sensitive Information]; or (C) [Redacted: Commercially Sensitive Information]. The form of the Note is attached as Schedule “A” to this Settlement Agreement.

(b)	the 2018 Supply Agreement will be terminated in its entirety effective as of December 31, 2019 and Pure and Emerald Canada, respectively, will be released from all current, future and potential obligations or liabilities thereunder;

(c)	the 5,940,000 Disputed Shares currently held in escrow pursuant to the Escrow Agreement and the Assumption Agreement will be released from escrow as of November 19, 2019 and returned to Pure for cancellation and the Parties will direct Computershare under the Escrow Agreement and the Assumption Agreement to do so;

(d)	Emerald will transfer [Redacted: Commercially Sensitive Information] common shares of Pure (the “Transferred Shares”) it currently owns to Village Farms on the Settlement Date, free and clear of any and all liens or encumbrances therein;

(e)	the 2019 Supply Agreement will be terminated effective as of December 31, 2019, and Pure and Emerald Canada, respectively, will be released from all current, future and potential obligations or liabilities thereunder;

(f)	the sum of $8,000,000 which has been advanced by Village Farms to Pure prior to the date hereof will be deemed to constitute a subscription by Village Farms for common shares of Pure [Redacted: Commercially Sensitive Information] and Pure will issue to Village Farms such common shares of Pure on the earlier of the Settlement Date and the Termination Date (as defined below);

(g)	[Redacted: Commercially Sensitive Information];

(h)	Emerald will forfeit any and all of its rights under the Shareholder Loan Agreement and any Emerald Shareholder Loan Promissory Note; and

(i)	the Parties will mutually release each other from all claims related to or arising from the Disputes in the terms more particularly described in the form of Mutual Release attached as Schedule "B" to this Settlement Agreement.

2.	On the Settlement Date:

(a)	Emerald Canada will deliver the following documents:

(i)	the Emerald Shareholder Loan Promissory Note;

(ii)	the Note in the form attached hereto as Schedule “A”;

(iii)	a share certificate representing the Transferred Shares, together with a stock power of attorney transferring such shares to Village Farms;

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(iv)	a resolution of the board of directors of Pure executed by the nominees on the board of directors appointed by Emerald Canada authorizing and approving the issuance of the additional shares to Village Farms described in Sections 1(f) and 1(g);

(v)	such documents as may be reasonably necessary under the Escrow Agreement and the Assumption Agreement to effect release of the Disputed Shares to Pure for cancellation; and

(vi)	such documents as may be reasonably necessary discontinue the Arbitration, including all claims and counterclaims therein;

(b)	Village Farms will deliver such documents as may be reasonably necessary to discontinue the Arbitration, including all claims and counterclaims therein;

(c)	each of the Parties will do all such further acts and execute and deliver such other documents as may be reasonably necessary to effect the transactions set out in Section 1.

On or as soon as reasonably possible following the Settlement Date, Pure will cancel the 5,940,000 Disputed Shares, issue the shares to Village Farms described in Section 1(f), update the shareholders registers and capital accounts of each of Village Farms and Emerald Canada and do such further acts as may be reasonably necessary to effect the transactions set out in this Agreement.

3.	Each of the Parties shall use its reasonable commercial efforts to deliver the documents it is required to deliver under Section 2 on or before March 6, 2020.

4.	From the date hereof until the earlier of (a) termination of this Settlement Agreement; and (b) the Settlement Date, the Parties agree to hold in abeyance all obligations pursuant to the 2018 Supply Agreement and the 2019 Supply Agreement, which will be suspended until that date.

5.	In the event that the Settlement Date does not occur on or before March 31, 2020, this Settlement Agreement will terminate without any further act or formality by any Party and will be void in its entirety (the “Termination Date”) other than any provision of this Agreement which is expressly stated to survive termination. Notwithstanding the termination of this Agreement and the Termination Date, the parties acknowledge and agree that the sum of $8,000,000 referred to in Section 1(f) will be deemed to constitute a subscription by Village Farms for common shares of Pure [Redacted: Commercially Sensitive Information] and Pure on the Termination Date will issue to Village Farms such common shares of Pure. Each of Village Farms and Emerald Canada will cause their respective nominees on the Board of Directors of Pure to execute any resolution of the Board of Directors of Pure required to issue such additional shares to Village Farms. This Section 5 shall survive termination of this Agreement.

Discontinuance of the Arbitration

6.	The Parties agree to a discontinuance of the Arbitration, including all claims and counterclaims therein, without costs, effective as of the Settlement Date, and the Parties authorize and direct their respective legal counsel to execute, on their behalf, such documents as the Arbitration tribunal may require to effect the discontinuance.

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Mutual Release

7.	The Parties shall, contemporaneously with the execution of this Settlement Agreement, execute and deliver a Mutual Release in the form attached as Schedule "B", such release to be effective as of the Settlement Date and only if all of the actions under this Settlement Agreement occur.

Shareholders’ Agreement Rights Waiver

8.	The Parties agree for the period commencing on the date of this Agreement and ending at midnight (Toronto time) on the earlier of December 31, 2020 or the Termination Date, the provisions of Section 10.5(i) of the Shareholders’ Agreement shall be of no force and effect for either Village Farms or Emerald (such that the failure by the board of directors of Pure to approve a Budget (as defined in the Shareholders’ Agreement) for 2020 by March 1, 2020 cannot be utilized by Village Farms or Emerald to invoke the “buy-sell” provisions contained in Section 10.5 of the Shareholders’ Agreement).

Press Release

9.	Village Farms and EHT shall each publicly announce the execution of this Settlement Agreement promptly thereafter. The form of press release to be released by EHT regarding this Settlement Agreement will be in the form attached as Schedule “C” to this Settlement Agreement. The form of press release to be released by Village Farms regarding this Settlement Agreement will be in the form attached as Schedule “D” to this Settlement Agreement. This Settlement Agreement shall be subject to each Party’s overriding obligation to make any disclosure required under applicable laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure, and if prior notice is not possible, to give such notice immediately following the making of such disclosure. Notwithstanding the foregoing, the Parties acknowledge that this Settlement Agreement may be publicly filed by EHT and/or Village Farms in accordance with applicable securities laws. Village Farms and EHT shall each be permitted to publicly announce the occurrence of the Settlement Date.

No Subrogated Rights

10.	The Parties represent and warrant that no person or other party is subrogated to any rights of recovery the Parties may have or may hereafter have or obtain, and the Parties will indemnify and hold harmless each other with respect to any such subrogated claim or proceeding.

No Admission

11.	The Parties acknowledge and agree that this Settlement Agreement constitutes a compromise of disputed claims and is not to be construed as an admission by any of the Parties of the existence, absence or amount of any liability, rights or obligations.

Enurement

12.	Each of the Parties acknowledge and agree that this Settlement Agreement shall enure to the benefit of and be binding on the Parties and their respective agents, affiliates, subsidiaries, related corporations, successors, assigns, heirs, administrators, and executors.

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Entire Agreement

13.	This Settlement Agreement and the Schedules thereto contains the entire Settlement Agreement and resolution between the Parties with respect to the subject matter herein and may be changed only by an agreement in writing signed by all of the Parties to this Settlement Agreement.

Recitals

14.	The recitals set out above are accurate and form part of this Settlement Agreement.

Headings

15.	Headings used in this Settlement Agreement are used for convenience of reference and do not form a part of this Settlement Agreement.

Waiver

16.	The waiver by any Party of any breach of any provision of this Settlement Agreement by the other Party will not be binding unless in writing and will not operate or be construed as a waiver by the non-breaching Party of any other or subsequent breach of this Settlement Agreement.

Severability

17.	If any provision of this Settlement Agreement is determined to be invalid or unenforceable by a court of competent jurisdiction, then such provision will be severable from the remainder of this Settlement Agreement, which shall continue in full force and effect.

Independent Legal Advice

18.	Each Party acknowledges that it has entered into this Settlement Agreement voluntarily and has been afforded the opportunity of receiving independent legal advice concerning this Settlement Agreement. In the event that any Party has executed this Settlement Agreement without the benefit of independent legal advice, such Party fully understands the provisions of this Settlement Agreement and hereby waives the right to receive any such independent legal advice.

Governing Law

19.	This Settlement Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, and the laws of Canada applicable therein.

Currency

20.	All monetary amounts referred to herein shall, unless otherwise indicated, be read as references to the lawful currency of Canada.

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Representations and Warranties

21.	Each Party represents and warrants to the others that it has full authority to enter into, execute and deliver this Settlement Agreement, that the terms set forth herein are fully binding and, in the case of each corporate or trust signatory, that such corporation or trust is validly created and is in existence as at the date hereof and that the undersigned representative of each such corporation or trust, as the case may be, is a duly authorized signatory of such corporation or trust and is authorized to execute this Settlement Agreement on its behalf.

Execution

22.	This Settlement Agreement may be executed and delivered in counterparts and all of which, when taken together, will be deemed to constitute one and the same agreement. A signed copy of this Settlement Agreement delivered by email or other means of electronic transmission, including electronic signatures, will be deemed to have the same legal effect as delivery of an original signed copy of this Settlement Agreement.

[Signature page follows]

IN WITNESS WHEREOF the Parties execute this Settlement Agreement effective as of the above date.

VILLAGE FARMS INTERNATIONAL, INC.

Per:	/s/ "Michael A. DeGiglio"
[Name]: Michael A. DeGiglio
[Title]: President and CEO

EMERALD HEALTH THERAPEUTICS, INC.

Per:	/s/ "Riaz Bandali"
[Name]: Riaz Bandali
[Title]: President and CEO

EMERALD HEALTH THERAPEUTICS CANADA INC.

Per:	/s/ "Riaz Bandali"
[Name]: Riaz Bandali
[Title]: President and CEO

PURE SUNFARMS CORP.

Per:	/s/ "Mandesh Dosanjh"
[Name]: Mandesh Dosanjh
[Title]: President and CEO

SCHEDULE "A"

PROMISSORY NOTE

C$952,237.00	DATED: March , 2020

1.	Promise to Pay

FOR VALUE RECEIVED EMERALD HEALTH THERAPEUTICS CANADA INC. (the "Borrower") unconditionally promises to pay to PURE SUNFARMS CORP. (the "Creditor"), or to its order, in lawful money of Canada, the amount of $952,237 (the "Principal Amount") together with interest on the Principal Amount outstanding from time to time on the terms set out below. The Principal Amount together with all interest due hereunder shall be due on the earlier of (A) December 31, 2020; (B) [Redacted: Commercially Sensitive Information]; or (C) [Redacted: Commercially Sensitive Information] (the "Maturity Date").

2.	Interest

The Principal Amount outstanding at any time, and from time to time, and any overdue interest, shall bear simple interest at 6.2% per annum, both before and after the Maturity Date, default, and judgment. Such interest shall be calculated on the Maturity Date and all interest accrued hereunder shall be due and payable on the Maturity Date.

3.	Interest Act (Canada)

Each interest rate which is calculated under this Promissory Note on any basis other than a full calendar year (the "deemed interest period") is, for the purposes of the Interest Act (Canada), equivalent to a yearly rate calculated by dividing such interest rate by the actual number of days in the deemed interest period, then multiplying such result by the actual number of days in the calendar year (365 or 366).

4.	Prepayment

When not in default under this Promissory Note, the Borrower shall be entitled to prepay all or any portion of the Principal Amount outstanding at any time without notice, bonus or penalty. Any such prepayment shall be applied firstly towards the Principal Amount and then towards accrued and unpaid interest.

5.	Assignment

This Promissory Note may not be assigned in whole or in part by either party without the written consent of the other party having first been obtained.

6.	Governing Law and Successors

This Promissory Note is made under and shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia, and shall enure to the benefit of the Creditor and its successors and assigns, and shall be binding on the Borrower and its successors and assigns.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF the Borrower has duly executed this Promissory Note as of the date and year first above written.

EMERALD HEALTH THERAPEUTICS CANADA INC.

By:
Authorized Signatory

SCHEDULE "B"

MUTUAL FINAL RELEASE

WHEREAS the signatories set out below (the “Parties”) have executed a Settlement Agreement dated March 2, 2020 (the "Settlement Agreement"), in which the Parties agreed to fully and finally settle the Disputes on the terms set out therein;

NOW THEREFORE in consideration of the mutual covenants contained in the Settlement Agreement and this Mutual Release and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party agrees to release the other party on the following terms:

All terms herein commencing with initial capital letters shall bear the respective meanings set out in the Settlement Agreement.

Release

1.	The Parties agree that the undersigned, their respective successors, assigns, associated and related partnerships, subsidiaries, affiliated and related companies, and each of their respective directors, officers, shareholders, employees, servants, agents, representatives, administrators, trustees, successors and assigns (and any party or parties who claim a right or interest through any of them) irrevocably and unconditionally release and discharge each other and any and all of their past, present or future respective successors, assigns, associated and related partnerships, subsidiaries, affiliated and related companies, and each of their respective directors, officers, shareholders, employees, servants, agents, representatives, administrators, trustees, successors and assigns from all actions, causes of action, claims, demands, damages, costs and expenses at law or in equity that they had or, now have from or arising out of any cause, matter or thing of which they are aware as of the Settlement Date or of which they could have been aware as of the Settlement Date with the exercise of reasonable diligence (the "Released Matters").

2.	The Parties agree that they will make no future claim or take any proceedings against any other person or entity who might reasonably claim contribution, indemnity or other relief from the other Parties to this Mutual Final Release in respect of the Released Matters.

3.	This Mutual Final Release shall operate conclusively as an estoppel of any future claim, action, complaint or proceeding regarding or related to the Released Matters. If any such claim, action, complaint or proceeding is brought, this Mutual Final Release may be pleaded as a complete defence and reply, and may be relied upon in any proceeding to dismiss the claim, action, complaint or proceeding on a summary basis and the Party commencing such proceedings shall indemnify the other Party for the full and actual costs and expenses of responding.

No Prior Assignment

4.	The Parties declare and confirm that they have not assigned to any person or entity any of the claims, causes of action, suits or demands released by this Mutual Release.

Consideration

5.	The Parties agree that the consideration set out in the Settlement Agreement, the receipt and sufficiency of which is acknowledged, is the sole consideration for this Mutual Release. The Parties have agreed further that they have voluntarily accepted the consideration to make full and final compromise, adjustment and settlement of all claims in respect of the Released Matters.

Confidentiality

6.	No Party shall issue any press release or otherwise make public announcements with respect to the Settlement Agreement and this Mutual Release, with the exception of the press releases in Schedules “B” and “C” to the Settlement Agreement, without first advising the other Party of the intended press release, provided, however, that the intended press release is required by either Party’s overriding obligation to make any disclosure required under applicable laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure, and if prior notice is not possible, to give such notice immediately following the making of such disclosure. Notwithstanding the foregoing, the Parties acknowledge that this Mutual Release may be publicly filed by either Emerald Health Therapeutics Inc. or Village Farms International, Inc. in accordance with applicable securities laws.

Independent Legal Advice

7.	Each Party acknowledges that they have received independent legal advice before executing this Mutual Release. If any Party has executed this Mutual Release without the benefit of independent legal advice, such Party fully understands this Mutual Release and waives the right to receive any such independent legal advice.

No Admission of Liability

8.	This Mutual Release is being entered to terminate the Disputes and other matters of controversy among the parties and no admissions of liability are made by any party. Each Party agrees that the terms of this Mutual Release are accepted voluntarily and not influenced by any representations of any kind made by the Parties, except such representations as outlined in the recitals to this Mutual Release.

Governing Law

9.	This Mutual Release is governed by and shall be construed under the laws of Ontario and the laws of Canada as applicable.

Execution in Counterparts

10.	The parties agree that this Mutual Release may be executed in counterparts and delivered by email or facsimile, and together the counterparts shall constitute the same instrument notwithstanding their date of actual execution.

[Signature page follows]

IN WITNESS WHEREOF Emerald and Village Farms have executed this Mutual Release this 2nd day of March, 2020.

VILLAGE FARMS INTERNATIONAL, INC.

Per:
[Name]:
[Title]:

EMERALD HEALTH THERAPEUTICS, INC.

Per:
[Name]:
[Title]:

EMERALD HEALTH THERAPEUTICS CANADA INC.

Per:
[Name]:
[Title]:

PURE SUNFARMS CORP.

Per:
[Name]:
[Title]:

SCHEDULE "C"

Please see attached.

Emerald Health Therapeutics, Pure Sunfarms, and Village Farms Settle All Disputes

VANCOUVER, British Columbia, March 03, 2020 -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has entered into a settlement agreement (the "Settlement Agreement") with Village Farms International, Inc. ("Village Farms") and Pure Sunfarms Corp. ("PSF," and together with Emerald and Village Farms, the "Parties") regarding disputes between the Parties (the "Settlement"). On completion of the Settlement the arbitration process involving the Parties will be discontinued.

“We are pleased to have reached a comprehensive Settlement Agreement that resolves all disputes among the Parties," said Riaz Bandali, President and Chief Executive Officer of Emerald. "The Settlement Agreement allows Emerald, PSF and Village Farms to put their previous disputes aside and work together toward building on the tremendous performance of PSF to date.”

Pursuant to the Settlement Agreement, the supply agreements (collectively, the "Supply Agreements") entered into between Emerald and PSF dated December 21, 2018, which was for the 40% supply provision by PSF to Emerald in 2019, at a guaranteed price for 2019, and March 29, 2019, which was for the 25% supply provision by PSF, at a guaranteed price adjusted on a semi-annual basis to Emerald from 2020 to the end of 2022, respectively, will both be terminated effective as of December 31, 2019, and Emerald will be released from all previous, current, and future obligations, liabilities and payments thereunder. The termination of the Supply Agreements removes the uncertainty regarding the potential obligation of Emerald to make any payments to PSF under the terms of those Agreements and provides Emerald with full flexibility regarding future access to, and supply of, wholesale cannabis.

In exchange, Emerald will forfeit all amounts due from PSF pursuant to a shareholder’s loan of $13 million plus accrued interest of $1.1 million that Emerald previously advanced to PSF, and it will issue a promissory note to PSF in the amount of

$952,237.

Emerald will cancel 5,940,000 of its common shares of PSF (currently held in escrow), fully resolving all issues in the arbitration process related to Emerald’s decision to offset a $5.94 million payment against its shareholder loan in November 2019 regarding Delta 2. Emerald has also agreed to transfer 2.5% of its PSF equity to Village Farms.

The Parties have agreed that $8,000,000 provided by Village Farms to PSF in 2020 will be converted into additional common shares of PSF.

Upon completion of the Settlement and the other transactions referred to above, Emerald will hold a 42.6% equity interest in PSF and retain three of six seats on the PSF board of directors.

The Parties have agreed to use their reasonable commercial efforts to complete the Settlement by March 6, 2020. Completion of the Settlement is subject to the delivery of certain documents by all Parties. Although Emerald expects the settlement transactions to close, as described herein, no assurance can be given that such transactions will ultimately close.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: Pure Sunfarms, its Joint Venture in British Columbia, with its 1.1 million square foot Delta 3 greenhouse operation producing high quality, affordably priced products; Verdélite, a premium craft operation with an 88,000 square foot indoor facility in Québec; and Metro Vancouver, a health and wellness-oriented organic greenhouse (78,000 square feet) and outdoor operation. Its Emerald Naturals joint venture is creating a new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer

(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: completion of the transactions set out in the Settlement Agreement; discontinuance of the arbitration process; production and processing capacity of various facilities; expansion of facilities; and expansion of distribution of endocannabinoid-supporting products.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward- looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.

SCHEDULE "D"

Please see attached.

Village Farms International and Emerald Health Therapeutics Announce Settlement Agreement - Village Farms To Own 57.4% of Pure Sunfarms

VANCOUVER, March 3, 2020 /CNW/ - Village Farms International, Inc. ("Village Farms" or the "Company") (TSX: VFF; NASDAQ: VFF) and Emerald Health Therapeutics (TSXV: EMH; OTCQX: EMHTF) ("Emerald") today announced that they have entered into a settlement agreement in order to settle all outstanding disputes with respect to their joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms Corp ("Pure Sunfarms"). Under the terms of the settlement agreement:

•	The 5,940,000 common shares of Pure Sunfarms that were placed in escrow pending Emerald's C$5.94 million equity contribution to Pure Sunfarms (originally due in November 2019) will be cancelled, effective as of November 19, 2019, and Village Farms and Emerald will cease arbitration proceedings on the matter;

•	Emerald will forfeit and waive repayment by Pure Sunfarms of its outstanding C$13.0 million shareholder loan to Pure Sunfarms (plus accrued interest of C$1.1 million) and Emerald will issue a promissory note to Pure Sunfarms in the amount of C$952,237;

•	Pure Sunfarms will release Emerald from all liability arising from their supply agreement under which Emerald had the provision to purchase 40% of Pure Sunfarms' aggregate production in 2018 and 2019;

•	Emerald will transfer 2.5% of additional equity in Pure Sunfarms to Village Farms;

•	Pure Sunfarms and Emerald will release each other from their current supply agreement under which Emerald has the provision to purchase 25% of Pure Sunfarms' aggregate cannabis production from the Delta facilities in 2020, 2021 and 2022; and

•	Village Farms and Emerald will mutually release each other from all claims related to or arising from the disputes.

The net impact of the settlement on the ownership of Pure Sunfarms, as agreed to by both Village Farms and Emerald, will be that as of December 31, 2019, Village Farms will have owned 53.5% of Pure Sunfarms and Emerald will have owned 46.5% of Pure Sunfarms.

In addition, Village Farms has made an additional equity contribution to Pure Sunfarms of C$8.0 million in 2020. In accordance with the terms of the settlement agreement, Emerald has agreed that Village Farms will receive additional shares in Pure Sunfarms to reflect this additional equity contribution (the "New PSF Shares"). Upon closing of the transactions contemplated in the settlement agreement, including the treasury issuance of the New PSF Shares, Village Farms will own 57.4% of Pure Sunfarms.

Upon closing of the transactions contemplated by the settlement agreement, Pure Sunfarms will recognize C$8.1 million in sales (resulting in C$8.1 million in EBITDA) in 2019 generated by its previous supply agreement with Emerald that it was previously unable to recognize. Any incremental financial impact will be recognized by Pure Sunfarms in the first quarter of 2020.

In accordance with the settlement agreement, the parties have agreed to use reasonable commercial efforts to deliver the requisite closing documents as soon as reasonably practicable and in any event on or before March 6, 2020. In the event that the closing of the settlement transactions does not occur on or before March 31, 2020, the settlement agreement will terminate and will be void in its entirety, except with respect to the issuance of the New PSF Shares which will survive such termination. Although Village Farms expects the settlement transactions to close as described herein, no assurance can be given that such transactions will ultimately close.

Non-IFRS Measures

References in this press release to "EBITDA" are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized gains on the changes in the value of derivative instruments, unrealized change in biological asset, stock compensation, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under International Financial Reporting Standards ("IFRS") and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company's performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its majority ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp and Arkansas Valley Green and Gold Hemp, for outdoor hemp cultivation and CBD extraction and is pursuing controlled environment hemp production at a portion of its Texas greenhouse operations, which total 5.7 million square feet of production area.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements may relate to the Company's future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as "outlook", "may", "might", "will", "could", "should", "would", "occur", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "potential", "continue", "likely", "schedule", "objectives", or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward- looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company's control, that may cause the Company's or the industry's actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company's filings with U.S. and Canadian securities regulators, including as detailed in the Company's annual information form and management's discussion and analysis for the year-ended December 31, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward- looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2020/03/c4301.html

%SEDAR: 00029410E

For further information: Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO: Village Farms International, Inc.

CNW 07:00e 03-MAR-20